OSISKO DEVELOPMENT CORP.

(Formerly Barolo Ventures Corp.)

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years ended

December 31, 2020 and 2019

# Independent auditor's report

To the Shareholders of Osisko Development Corp.

## Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Osisko Development Corp. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

**What we have audited**
The Company's consolidated financial statements comprise:

- the consolidated balance sheets as at December 31, 2020 and 2019;
- the consolidated statements of loss for the years then ended;
- the consolidated statements of comprehensive income (loss) for the years then ended;
- the consolidated statements of cash flows for the years then ended;
- the consolidated statements of changes in equity for the years then ended; and
- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

## Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Independence**
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

pwc

## Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Frédéric Lepage.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
February 24, 2021

[1] CPA auditor, CA, public accountancy permit No. A123475

Osisko Development Corp. Consolidated Balance Sheets As at December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

		2020	2019
	Notes	$	$

Assets

Current assets

Cash	10	197,427	8,006
Amounts receivable	11	6,977	1,872
Inventories	12	10,025	1,656
Other assets	12	4,049	6,709
		218,478	18,243

Non-current assets

Investments in associates	13	9,636	14,284
Other investments	14	100,508	44,073
Mining interests and plant and equipment	15	407,000	277,708
Exploration and evaluation	16	41,869	42,949
Other assets	12	24,653	-
		802,144	397,257

Liabilities

Current liabilities

Accounts payable and accrued liabilities	17	37,636	12,005
Lease liabilities	18	578	-
Contract liability	19	1,606	-
Environmental rehabilitation provision	20	3,019	493
		42,839	12,498

Non-current liabilities

Lease liabilities	18	1,457	-
Contract liability	19	12,401	-
Environmental rehabilitation provision	20	31,582	20,034
Deferred income and mining taxes	23	14,299	9,711
		102,578	42,243

Equity

Share capital	21	613,127	-
Shares to be issued	33	73,945	-
Net parent company investment		-	374,118
Contributed surplus		69	-
Accumulated other comprehensive income (loss)		15,018	(19,104)
Deficit		(2,593)	-
		699,566	355,014
		802,144	397,257

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these consolidated financial statements.	5

Osisko Development Corp. Consolidated Statements of Loss For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2020	2019
	Notes	$	$

Operating expenses
Compensation	24	2,820	3,374
General and administrative	24	5,350	292
Exploration and evaluation, net of tax credits	24	131	178
Impairment of assets	16	-	49,985
Operating loss		8,301	53,829
Interest income		(384)	(63)
Accretion expense		787	-
Foreign exchange gain		(253)	-
Share of loss of associates	13	1,981	4,259
Other (gains) losses, net	24	(9,166)	36,333
Loss before income taxes		1,266	94,358
Income tax expense (recovery)	23	6,806	(18,656)
Net loss		8,072	75,702

Basic and diluted loss per share	25	0.07	0.76

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	6

Osisko Development Corp. Consolidated Statements of Comprehensive Income (Loss) For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

	2020	2019
	$	$

Net loss	(8,072)	(75,702)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	34,027	9,147

Income tax effect	(5,112)	(1,718)

Share of other comprehensive income of associates	(33)	-

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	3,815	-

Other comprehensive income	32,697	7,429

Comprehensive income (loss)	24,625	(68,273)

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	7

Osisko Development Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

		2020	2019
	Notes	$	$
Operating activities
Net loss		(8,072)	(75,702)
Adjustments for:
Share-based compensation		829	610
Depreciation		229	-
Accretion expense		787	-
Impairment of assets		-	49,985
Impairment of an investment in associate		-	12,500
Share of loss of associates		1,979	4,259
Net gain on acquisition of investments		(3,539)	(154)
Change in fair value of financial assets at fair value through profit and loss	24	(601)	437
Net loss (gain) on disposal of investments	24	(5,357)	23,654
Net (gain) loss on dilution of investments in associates		-	(104)
Foreign exchange loss (gain)		242	-
Deferred income tax expense (recovery)		1,010	(18,656)
Deemed listing fees	7	1,751	-
Other		333	7
Net cash flows used in operating activities
before changes in non-cash working capital items		(10,409)	(3,164)
Changes in non-cash working capital items	27	4,425	(5,271)
Net cash flows used in operating activities		(5,984)	(8,435)

Investing activities
Cash acquired through the acquisition of Barkerville		-	8,312
Mining interests and plant and equipment		(66,528)	(5,713)
Exploration and evaluation expenses, net of tax credits		(202)	168
Reclamation deposit		4,762	-
Net cash flows (used in) provided by investing activities		(61,968)	2,767

Financing activities
Private placements of common shares and warrants		214,323	-
Share issue expense		(5,965)	-
Capital payments on lease liabilities	18	(359)	-
Investments from parent company		50,198	12,407
Other		(582)	-
Net cash flows provided by financing activities		257,615	12,407

Increase in cash before effects of exchange rate changes on cash		189,663	6,739
Effects of exchange rate changes on cash		(242)	-

Increase in cash		189,421	6,739
Cash - January 1		8,006	1,267
Cash - December 31		197,427	8,006

Additional information related to the consolidated statements of cash flows is presented in Note 27.

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	8

Osisko Development Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Accumulated
		common		Net parent		other	Retained
		shares	Share	company	Contributed	comprehensive	earnings
	Notes	Outstanding(i)	capital	investment	surplus	income (loss)(ii)	(deficit)	Total
			$	$	$	$	$	$

Balance - January 1, 2020		100,000,100		374,118	-	(19,104)	-	355,014

Net earnings (loss)		-	-	(5,479)	-	-	(2,593)	(8,072)
Other comprehensive income		-	-	-	-	32,697	-	32,697
Comprehensive income (loss)		-	-	(5,479)	-	32,697	(2,593)	24,625

Net parent company investment		-	109,966	-	-	-	-	109,966
Transfer of realized other comprehensive income of associates		-	-	571	-	(571)	-	-
Transfer of realized loss on financial assets at fair value through profit and loss, net of taxes		-	-	(1,996)	-	1,996	-	-
Deemed acquisition of Barolo Ventures Corp.	7	233,395	1,751	(1,751)	-	-	-	-
Issuance of common shares to parent company	7	-	365,463	(365,463)	-	-	-	-
Private placements	21	18,717,050	140,378	-	-	-	-	140,378
Private placements - shares to be issued	21	-	73,945	-	-	-	-	73,945
Issue costs on financings (net of income taxes)	21	-	(4,431)	-	-	-	-	(4,431)
Share options - Share-based compensation		-	-	-	43	-	-	43
Deferred share units to be settled in common shares Share-based compensation		-	-	-	26	-	-	26

Balance - December 31, 2020		118,950,545	687,072	-	69	15,018	(2,593)	699,566

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	9

Osisko Development Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars)

	Number of				Accumulated
	common		Net parent		other	Retained
	shares	Share	company	Contributed	comprehensive	earnings
	Outstanding(i)	capital	investment	surplus	income (loss)(ii)	(deficit)	Total
		$	$	$	$	$	$

Balance - January 1, 2019	100,000,100	-	247,455	-	(26,498)	-	220,957

Net earnings (loss)	-	-	(75,702)	-	-	-	(75,702)

Other comprehensive income	-	-	-	-	7,429	-	7,429

Comprehensive income (loss)	-	-	(75,702)	-	7,429	-	(68,273)

Net parent company investment	-	-	202,330	-	-	-	202,330
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	35	-	(35)	-	-

Balance - December 31, 2019	100,000,100	-	374,118	-	(19,104)	-	355,014

(i) The shares issued to the parent upon the Reverse Take-Over transaction (Note 7) are deemed to have been issued and outstanding as at January 1, 2019 for purposes of these consolidated financial statements.

(ii) As at December 31, 2020, accumulated other comprehensive income (loss) comprises items that will not be recycled to the consolidated statements of loss amounting to $11.2 million (loss of $19.1 million as at December 31, 2019) and items that may be recycled to the consolidated statements of loss amounting to $3.8 million (nil as at December 31, 2019).

As further described in Note 2, the information for periods and as at dates prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	10

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

Osisko Development Corp. (formerly Barolo Ventures Corp) ("Osisko Development" or the "Company") was created on November 25, 2020 as a result of the spin-out transaction of Osisko Gold Royalties Ltd's ("Osisko Gold Royalties") mining activities to Osisko Development. The common shares of Osisko Development began trading on the TSX Venture Exchange (the "TSX-V") on December 2, 2020 under the symbol "ODV". The Company's registered address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec.

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo and Bonanza Ledge II gold projects in British Columbia and the San Antonio gold project in Mexico.

2. Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed in Note 3.

The comparative financial information as at December 31, 2019 and for the year then ended, as well as the financial information from January 1 to November 25, 2020 represent the carve-out financial information of the mining activities of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko Gold Royalties Contributed Assets (Note 7) on a "consolidated" basis, rather than representing the legal form applicable at the time.

The carve-out financial information has been extracted from historical accounting records of Osisko Gold Royalties with estimates used, when necessary for certain allocations:

• Balance sheet amounts represent the assets and liabilities recorded by Osisko Gold Royalties which have been assigned to the Company on the basis that they are specifically identifiable and attributable to the Company;

• The consolidated statements of loss and comprehensive income (loss) include a pro-rata allocation of Osisko Gold Royalties' income and expenses based on specifically identifiable activities attributable to the Company; and

• Income taxes have been calculated as if the Company had been a separate legal entity and had filed separate tax returns for the periods presented.

The Net parent company investment represents the cumulative net contributions by Osisko Gold Royalties to the Company for purposes of investment in the Company's assets and amounts incurred by Osisko Gold Royalties for operating expenses and the net cash flows of the Company from the purchase and sale of investments and investments in mining assets, plant and equipment and exploration and evaluation assets up to the closing of the spin-out transaction described in Note 7.

The Board of Directors of Osisko Development Corp. approved the consolidated financial statements on February 23, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty, including potential restrictions on exploration and development sites access and supply chains disruptions that could delay the exploration and development plans of the main assets of the Company. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting standards

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

4. Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial assets at fair value.

b) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the Company are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of loss and comprehensive loss. If control is lost as a result of a transaction, the participation retained is recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of loss. Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

The results of Companies acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

c) Consolidation

The Company's financial statements consolidate the accounts of Osisko Development Corp. and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The principal subsidiaries of the Company and their geographic locations at December 31, 2020 were as follows:

Entity	Jurisdiction
Barkerville Gold Mines Ltd.	British Columbia
Coulon Mines Inc.	Québec
General Partnership Osisko James Bay	Québec
Sapuchi Minera, S. de R.L. de C.V. (i)	Mexico

(i) From August 21, 2020 (Note 8).

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i) Financial assets Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income or loss is recognized in the statement of loss on the ex-dividend date.

(ii) Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances

Reclamation deposits

Financial assets at fair value through other comprehensive income or loss	Investments in equity instruments

Financial liabilities at amortized cost	Accounts payable and accrued liabilities

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

f) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

Amounts receivable are financial assets subject to the expected credit loss model. Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

g) Cash

Cash includes cash on hand and deposits held with banks.

h) Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

i) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

j) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. The Company's share of profits or losses is recognized in the consolidated statement of loss and its share of other comprehensive income or loss of associates is included in other comprehensive loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of loss.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

k) Mining interests and Property and equipment

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests and property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and/or development/construction costs. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Furniture and office equipment	3-7 years
Exploration equipment and facilities	3-20 years
Mining plant and equipment (development)	5-20 years
Right-of-use assets	Lesser of useful life and lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other losses (gains) in the consolidated statement of loss.

l) Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a development asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases.

m) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

m) Exploration and evaluation expenditures (continued) Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) etermining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i) the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;

(ii) the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;

(iii) in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv) the Company does not record exploration expenditures made by the farmee on the property.

n) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) The Company has a present legal or constructive obligation as a result of past events;

(ii) It is probable that an outflow of resources will be required to settle the obligation;

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on the Company's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated balance sheets.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

 4. Significant accounting policies (continued)

o) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a Company combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

p) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

q) Warrants

Share purchase warrants are classified as equity. Incremental costs directly attributable to the issuance of share purchase warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

r) Leases

The Company is committed to long-term lease agreements, mainly for equipment accounted in Mining interests and plant and equipment. Leases are recognized as a right-of-use asset (presented under Mining interests and plant and equipment on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

s) Share-based compensation Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan to its directors and a restricted share units ("RSU") plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees, directors and officers as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Osisko Development's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

t) Revenue from contracts with customers

Deferred revenue arises on upfront payments received by the Company in consideration for future commitments as specified in its streaming agreement (the "Contract Liability").

The accounting for a streaming arrangement is dependent on the facts and terms of each agreement. The Company identified significant financing components related to its streaming agreement resulting from the difference in the timing of the upfront consideration received and the promised goods delivered. Interest expense on the Contract Liability (Note 19) is recognized in Mining interests and plant and equipment. The interest rate is determined based on the implicit rate in the streaming agreement at the date of inception. The initial consideration received from the streaming arrangements is considered variable, subject to changes in the total gold and silver ounces to be delivered in the future. Changes to variable consideration will be reflected in the consolidated statement of loss and consolidated statement of comprehensive income (loss).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

t) Revenue from contracts with customers (continued)

At each financial reporting date, the Company accrues interest on the financing component of the Contract Liability. The interest accrued increases the balance of the Contract Liability with an offset charged to borrowing costs as part of Mining interests and plant and equipment. This interest accrual is not a contractual obligation but is intended to allocate the cost of the Stream Agreement over the period it is outstanding. This accrual is a non-cash item and as such is not reported on the consolidated statement of cash flows. Upon commencement of production, the Contract Liability including the accrued interest will be brought into revenue over the life of mine. Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.

u) Loss per share

The calculation of loss per share is based on the weighted average number of shares outstanding for each period. The basic loss per share is calculated by dividing the loss attributable to the equity owners of Osisko Development by the weighted average number of common shares outstanding during the period.

When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, RSU and DSU.

v) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer ("CEO") of the Company who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segments. The Company manages its Company under one operating segment, which is the exploration, evaluation and development of mining projects.

5. Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2020. Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which will be effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of Property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will therefore need to distinguish between the costs associated with producing and selling items before the item of Property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of Property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). These amendments will have an impact on the Company's consolidated financial statements.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions Mineral reserves and resources

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals and operating costs. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of exploration and evaluation assets, mining interests and plant and equipment (continued)

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write- downs or write-offs in the future.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Accounting for streaming arrangements

The Company entered into a stream agreement on November 20, 2020 (Note 19). The treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company's future production. Management exercised judgment in applying the accounting standard Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the timing and value of future deliveries in order to determine the interest implicit rate in the agreement.

Inventory measurement - stockpiles

Management's experts use judgment to determine the quantity of metal contained in stockpiles by estimating the ore grade and volume. The stockpiles inventory value is management's best estimate given the information obtained by independent experts at the balance sheet date. Significant changes in the grade or volume of the stockpile could materially affect the estimated value of the stockpiles, which could result in material write-offs in the future.

Critical judgements in applying the Company's accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a Business, or whether assets are acquired is an area of key judgement. In performing this assessment, the Company may apply the optional fair value concentration test under IFRS 3, which requires judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Investee - significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company's accounting policies (continued)

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and Company outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation mining assets

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm- out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's exploration and evaluation mining assets. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation mining assets could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

7. Spin-out transaction of the mining activities of Osisko Gold Royalties

On November 25, 2020, Osisko Gold Royalties completed the spin-out transaction of its mining activities to Osisko Development (formerly Barolo Ventures Corp. ("Barolo")).

History and description of the transaction

On October 5, 2020, Osisko Gold Royalties and Barolo had entered into a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko Gold Royalties would transfer certain mining properties (as described below) and a portfolio of marketable securities (together with the mining properties, the "Contributed Osisko Gold Royalties Assets") to Barolo in exchange for common shares of Barolo (the "Barolo Shares"), which would result in a "Reverse Take-Over" of Barolo by Osisko Gold Royalties (the "RTO") under the policies of the TSX-V.

The spin-out transaction resulted in, among other things, Osisko Gold Royalties transferring certain mining properties and a portfolio of marketable securities (through the transfer of the entities that directly or indirectly own such mining properties and marketable securities) to Osisko Development Holdings Inc. ("Osisko Subco"), following which Osisko Subco and 1269598 BC Ltd. ("Barolo Subco") were amalgamated by way of a triangular amalgamation under the Business Corporations Act (British Columbia) (the "Amalgamation") to form "Amalco". Upon the Amalgamation, Osisko Gold Royalties exchanged its Osisko Subco shares for ODV Shares, which resulted in the RTO and the formation of Osisko Development.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Spin-out transaction of the mining activities of Osisko Gold Royalties (continued) Contributed Osisko Assets

The following assets were transferred by Osisko Gold Royalties to Osisko Development:

- Cariboo gold project (British Columbia, Canada)

- San Antonio gold project (Sonora, Mexico)

- Bonanza Ledge II gold project (British Columbia, Canada)

- Guerrero exploration properties (Guerrero, Mexico)

- James Bay exploration properties, including the Coulon property (Québec, Canada)

- Portfolio of publicly-listed equity positions

Osisko Gold Royalties acquired the following royalty or stream interests in the assets transferred to Osisko Development:

- 5% net smelter return ("NSR") royalty on the Cariboo gold project and Bonanza Ledge II gold project

- 15% gold and silver stream on the San Antonio gold project (Note 19)

- 3.0% NSR royalty on the James Bay and Guerrero exploration properties

Osisko Gold Royalties was also granted the following rights by Osisko Development and its subsidiaries: (i) a right of first refusal on all future royalties and streams to be offered by them; (ii) a right to participate in buybacks of existing royalties held by them; and (iii) other rights customary with a transaction of this nature.

Deemed acquisition of Barolo

The net assets of Barolo deemed acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

Deemed consideration paid for the deemed acquisition of Barolo	$

233,395 common shares of Osisko Development deemed issued	1,751
Transaction fees	500
2,251

Net liabilities deemed assumed

Net liabilities of Barolo	(164)
Net cost of listing	2,415
2,251

RTO financing

On November 25, 2020, prior to the effective time of the Amalgamation, upon satisfaction of the escrow release conditions, a total of 13,350,000 subscription receipts of Osisko Subco that were issued at a price of $7.50 per subscription receipt under a $100.1 million concurrent financing closed by Osisko Subco on October 29, 2020 (the "RTO Financing"), were converted into 13,350,000 common shares of Osisko Subco and 6,675,000 common share purchase warrants of Osisko Subco, and the net subscription proceeds were released from escrow and paid to Osisko Subco.

Each common share purchase warrant of Osisko Subco outstanding immediately prior to the effective time of the Amalgamation was exchanged for one common share purchase warrant of Osisko Development, with each common share purchase warrant of Osisko Development entitling the holder to acquire one ODV Share at a price of $10 per share for a period of 18 months from the effective date of the Amalgamation (which was subsequently extended to 36 months from the date of closing). Transaction costs amounted to $3.6 million, including the Underwriters' commission.

Following completion of the Amalgamation and RTO Financing, Osisko Gold Royalties held beneficial ownership and control over 100,000,100 ODV Shares, representing approximately 88.0% of the issued and outstanding ODV Shares.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Acquisition of the San Antonio gold project

In August 2020, Osisko Gold Royalties acquired the San Antonio gold project in the state of Sonora in Mexico for US$42.0 million. An amount of US$30.0 million was paid in cash by Osisko Gold Royalties and the remaining US$12.0 million was paid through the issuance of common shares of Osisko Gold Royalties. A total of 1,011,374 Osisko Gold Royalties common shares were issued and valued at $15.8 million, based on the closing price of the common shares on the transaction date. The consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Company by the parent company. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the RTO transaction (Note 7).

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$

Issuance of 1,011,374 Osisko Gold Royalties common shares	15,846
Cash consideration paid by Osisko Gold Royalties	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko Gold Royalties' transaction costs	5,865
68,054

Net assets acquired	$

Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that is not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Acquisition of Barkerville Gold Mines Ltd.

On November 21, 2019, Osisko Gold Royalties acquired all of the outstanding common shares of Barkerville Gold Mines Ltd. ("Barkerville") that it did not already own at the date of the transaction. For purposes of these consolidated financial statements, the consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Company by the parent company.

Barkerville is a Canadian exploration and development company focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada.

For each common share of Barkerville, shareholders received 0.0357 common share of Osisko Gold Royalties. All of Barkerville's outstanding common share options have been exchanged for common share options ("Barkerville replacement share options") of Osisko Gold Royalties using the same share exchange ratio as for the common shares valued at $1.9 million using the Black-Sholes option pricing model.

A total of 13,560,832 Osisko Gold Royalties common shares were issued and valued at $160.6 million, based on the closing price of the common shares on the transaction date. A total of 1,005,478 Barkerville replacement share options were issued and valued at $1.9 million, based on the Black-Sholes option pricing model. The fair value of the 10,000,000 Barkerville common share warrants already held by Osisko Gold Royalties and cancelled was estimated at $0.6 million, using the Black- Sholes option pricing model. Transaction costs amounted to $1.5 million and cash and cash equivalents acquired amounted to $8.3 million.

Prior to the acquisition date, Osisko Gold Royalties held an initial investment of 183,625,585 common shares in Barkerville, which was considered as an investment in an associate, having a net book value of $101.4 million. On November 21, 2019, the date of acquisition of Barkerville, the fair value of the initial investment was $77.1 million and has been included as part of consideration for the transaction, resulting in a loss of $24.3 million recorded in the consolidated statement of loss under other losses (gains).

In accordance with the early adoption of the amendments to IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not constitute a business. IFRS 3, as amended, proposes a screening test that determines that a set of activities and assets is not a business if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The total purchase price of $241.7 million was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Acquisition of Barkerville Gold Mines Ltd. (continued)

The purchase price was calculated as follows:

Consideration paid	$
Issuance of 13,560,832 Osisko Gold Royalties common shares	160,564
Fair value of 183,625,585 Barkerville common shares already held	77,123
Fair value of 1,005,478 Barkerville replacement share options issued	1,912
Fair value of 10,000,000 warrants of Barkerville already held by Osisko Gold Royalties and cancelled	589
Osisko Gold Royalties' transaction costs	1,513
241,701

Net assets acquired	$
Cash	8,312
Other current assets	4,565
Reclamation deposits	5,361
Plant and equipment	13,968
Mineral properties	247,054
Accounts payable and accrued liabilities	(16,320)
Provision and other liabilities	(21,239)
241,701

On November 25, 2020, Barkerville Gold Mines Ltd was spun out by Osisko Gold Royalties as part of the Contributed Osisko Gold Royalties Assets, as described in Note 7.

10. Cash

As at December 31, 2020, the cash balance amounted to $197.4 million, including $73.9 million held in relation with shares to be issued (Note 21).

As at December 31, 2020, cash held in U.S. dollars amounted to US$47.2 million ($60.1 million).

11. Amounts receivable

	December 31,	December 31,
	2020	2019
	$	$
Exploration tax credits	5,546	938
Sales taxes	1,431	934
	6,977	1,872

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Inventories and other assets

	December 31,	December 31,
	2020	2019
	$	$
Current
Ore in stockpiles (i)	8,426	-
Supplies	1,599	1,656
Total current inventories	10,025	1,656

Prepaid expenses and deposits	4,049	6,709
Total current other assets	4,049	6,709

Non-current
Ore in stockpiles (i)	17,279	-
Sales taxes	6,775	-
Reclamation deposits	599	-
Total non-current other assets	24,653	-

(i) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

13. Investments in associates

	2020	2019
	$	$

Balance - January 1	14,284	125,871
Acquisitions	972	8,455
Exercise of warrants	36	-
Share of comprehensive loss, net	(2,015)	(4,259)
Deemed disposal (Note 9)	-	(77,123)
Gain (loss) on deemed disposals (i)	5,357	(23,654)
Impairment (ii)	-	(12,500)
Transfers to other investments (i) (Note 14)	(8,998)	(4,430)
Other	-	1,924
Balance - December 31	9,636	14,284

(i) In 2020, the gain on deemed disposals is related to investments in certain associates that were transferred to other investments as the Company has considered that it has lost its significant influence over the investees.

In 2019, the loss on deemed disposal was mainly the result of the acquisition of Barkerville, as the Company held shares in Barkerville prior to the acquisition (Note 9).

(ii) On September 30, 2019, Osisko Gold Royalties determined that its net investment in Falco Resources Ltd. ("Falco"), an associate, was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and Osisko Gold Royalties' outlook for the investee, including factors such as the current and expected status of the investee's development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded for the year ended December 31, 2019.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Investments in associates (continued)

Material investment

Falco Resources Ltd. ("Falco")

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017.

As at December 31, 2020, the Company held 41,385,240 common shares (41,385,240 common shares as at December 31, 2019) representing an 18.2% interest in Falco (19.9% as at December 31, 2019). Based on the fact that some officers of the Company are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

The financial information of the individually material associate is as follows and includes adjustments to the accounting policies of the associate to conform to those of Osisko Development (in thousands of dollars):

	Falco
	2020(i)	2019(ii)
	$	$

Current assets	3,039	2,310
Non-current assets	143,571	133,793
Current liabilities	21,004	14,123
Non-current liabilities	40,013	36,467
Revenues	-	-
Net loss from continuing operations and net (loss)	(4,768)	(8,589)
Other comprehensive income and comprehensive loss	(4,768)	(8,589)
Carrying value of investment(iii)	8,038	8,858
Fair value of investment(iii)	16,968	13,864

(i) Information is for the reconstructed twelve months ended September 30, 2020 and as at September 30, 2020.

(ii) Information is for the reconstructed twelve months ended September 30, 2019 and as at September 30, 2019.

(iii) As at December 31, 2020 and 2019.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2020	2019
	$	$
Aggregate amount of the Company's share of net loss	(1,162)	(877)
Aggregate amount of the Company's share of other comprehensive loss	(33)	-
Aggregate carrying value of investments	1,598	5,426
Aggregate fair value of investments	3,983	7,302

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Other investments

	2020	2019
	$	$

Fair value through profit or loss (warrants)
Balance - January 1	529	1,449
Acquisitions	769	105
Exercises	(7)	-
Change in fair value	601	(437)
Deemed disposal	-	(588)

Balance - December 31	1,892	529

Fair value through other comprehensive income (shares)
Balance - January 1	43,544	24,361
Acquisitions	12,047	5,826
Transfer from associates (Note 13)	8,998	4,430
Change in fair value	34,027	9,148
Disposals	-	(221)

Balance - December 31	98,616	43,544

Total	100,508	44,073

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Mining interests and plant and equipment

		Year ended December 31, 2020
	Mining	Plant and	Total
	Interests(i)	equipment(ii)
	$	$	$

Net book value - January 1	263,938	13,770	277,708
Acquisition of San Antonio (Note 8)	57,038	1,330	58,368
Additions	71,006	10,749	81,755
Mining tax credits	(4,608)	-	(4,608)
Asset retirement obligation	3,414	-	3,414
Depreciation	-	(4,270)	(4,270)
Depreciation capitalized	4,019	-	4,019
Share-based compensation capitalized	688	-	688
Sale of a royalty (i)	(13,000)	-	(13,000)
Write-off	-	(388)	(388)
Currency translation adjustment	3,307	7	3,314

Net book value - December 31	385,802	21,198	407,000

Closing balance
Cost	385,802	25,713	411,515
Accumulated depreciation	-	(4,515)	(4,515)

Net book value	385,802	21,198	407,000

(i) In November 2020, Osisko Gold Royalties exercised its option to purchase an additional 1% NSR royalty on the Cariboo and the Bonanza Ledge Phase 2 gold projects for $13.0 million.

(ii) Plant and equipment includes right-of-use assets of $2.4 million as at December 31, 2020 (nil as at December 31, 2019).

Osisko Gold Royalties holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties and a 15% gold and silver stream on the Sapuchi property (Note 19). The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville's movable and immoveable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million and a debenture on all of Williams Creek's movable and immoveable assets, including Williams Creek's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

		Year ended December 31, 2019
	Mining	Plant and
	Interests	equipment	Total
	$	$	$

Net book value - January 1	-	-	-
Acquisition of Barkerville (Note 9)	247,054	13,968	261,022
Additions	16,654	47	16,701
Depreciation	-	(245)	(245)
Depreciation capitalized	230	-	230

Net book value - December 31	263,938	13,770	277,708

Closing balance
Cost	263,938	14,015	277,953
Accumulated depreciation	-	(245)	(245)

Net book value	263,938	13,770	277,708

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Exploration and evaluation

	2020	2019
	$	$

Net book value - January 1	42,949	95,002
Additions	201	221
Conversions to royalties (i)	(631)	(2,289)
Sale of royalties (ii)	(650)	-
Impairments (iii)	-	(49,985)

Net book value - December 31	41,869	42,949

Balance - December 31
Cost	100,059	101,138
Accumulated impairment	(58,190)	(58,189)

Net book value - December 31	41,869	42,949

(i) In 2016, Osisko Gold Royalties entered into earn-in agreements for properties in the James Bay area. In 2019 and 2020, the ownership of certain properties were transferred to the counterparty of the earn-in agreements, and the Company retained royalties on these properties. The earn-in agreements were terminated by the parties in 2020.

(ii) In 2020, Osisko Gold Royalties acquired a 3% NSR royalty on the exploration and evaluation properties owned by Osisko Development prior to the closing of the Arrangement (Note 7) for $0.7 million.

(iii) In 2019, an impairment charge of $50.0 million ($37.6 million, net of income taxes) was recorded on the Coulon zinc project in Québec as it was determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. On December 31, 2019, the Coulon project was written down to its estimated recoverable amount of $10.0 million, which was determined by the fair value less cost of disposal using a market approach, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized.

17. Accounts payable and accrued liabilities

	December 31,	December 31,
	2020	2019
	$	$

Trade payables	13,565	6,664
Other payables	13,224	2,232
Income taxes payable	5,851	-
Accrued liabilities	4,996	3,109
	37,636	12,005

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Lease liabilities

The Company accounted for the estimated fair value of the lease liabilities using the discount rate implied in the leases contracts. The movement of the lease liabilities for the year ended December 31, 2020 is as follows:

2020
$

Balance - January 1	-
Additions	2,394
Repayment of liabilities	(359)
Balance - December 31	2,035

Current liabilities	578
Non-current liabilities	1,457
2,035

The lease liabilities are related to mining equipment. There were no lease liabilities for the year ended December 31, 2019.

19. Contract liability

On November 20, 2020, Sapuchi Minera, S. de R.L. de C.V completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was paid in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge be Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

The movement of the contract liability for the year ended December 31, 2020 is as follows:

2020
$

Balance - January 1	-
Deposits	13,824
Accretion on the contract liability's financing component	350
Currency translation adjustment	(167)
Balance - December 31	14,007

Current liabilities	1,606
Non-current liabilities	12,401
14,007

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests and plant and equipment, as borrowing costs.

20. Environmental rehabilitation provision

	2020	2019
	$	$

Balance - January 1	20,527	-
Acquisition of Barkerville Gold Mines Ltd (Note 9)	-	20,549
Acquisition of the San Antonio gold project (Note 8)	9,301	-
New liabilities	4,176	-
Revision of estimates	(310)	(111)
Accretion expense	820	89
Settlement of liabilities / payment of liabilities	(500)	-
Currency translation adjustments	587	-
Balance - December 31	34,601	20,527

Current portion	3,019	493
Non-current portion	31,582	20,034
	34,601	20,527

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at December 31, 2020, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $40.7 million. The weighted average actualization rate used is 3.5% and the disbursements are expected to be made between 2021 and 2030 as per the current closure plans.

21. Share capital and warrants

Shares

Authorized

Unlimited number of common shares, without par value

Issued and fully paid

118,950,545 common shares

Bought-deal private placement

Concurrent with the Arrangement described in Note 7, Barolo had entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters had agreed to buy, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Barolo at a subscription price of $7.50 per Subscription Receipt for gross proceeds of approximately $100.1 million. Each subscription receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the Arrangement is completed, one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo and one-half-of-one warrant to purchase an Osisko Development Share. Each warrant will entitle the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the Arrangement (the warrants maturity date was subsequently extended to December 1, 2023). The Financing was completed on October 29, 2020. Share issue expenses related to this private placement amounted to $3.6 million ($2.6 million net of income taxes).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital and warrants (continued)

Shares (continued)

Bought-deal private placement (continued)

The fair value of the warrants was evaluated using the residual method and an insignificant value was attributed to the warrants.

Brokered private placement

On December 30, 2020, the Company completed a brokered private placement through the issuance of 5,367,050 units of the Company at a price of $7.50 per unit for aggregate gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $2.1 million ($1.6 million net of income taxes).

The fair value of the warrants was evaluated using the residual method and an insignificant value was attributed to the warrants.

Shares to be issued

Shares to be issued are contributions received in relation with the non-brokered private placements completed in January and February 2021 (Note 33). As at December 31, 2020, shares to be issued amounted to $73.9 million and are presented under share capital on the consolidated balance sheet. Share issue expenses related to shares to be issued amounted to $0.2 million ($0.2 million net of income taxes).

Employee Share Purchase Plan

The Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceeds 10% of the issued and outstanding common shares of the issuer at the time of the acquisition.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

		Weighted
		average
	Number of	exercise
	Warrants	price
		$

Balance - January 1	-	-
Issued - bought-deal private placement (i)	6,675,000	10.00
Issued - brokered private placement (i)	2,683,525	10.00
Balance - December 31 (i)	9,358,525	10.00

(i) The warrants have a maturity date of December 1, 2023.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital and warrants (continued) Capital management

The Company defines capital that it manages as shareholders equity. When managing capital, the Company's objectives are a) to ensure the entity continues as a going concern; b) to increase the value of the entity's assets; and c) to achieve optimal returns to shareholders. These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them to production or obtaining sufficient proceeds from their disposal. At December 31, 2020, managed capital totaled $697 million ($355 million at December 31, 2019). Changes therein are depicted in the Consolidated Statements of Changes in Equity.

The Company's properties are currently in the exploration or development stage. As such, the Company is dependent on external financing to fund its activities. The amount and timing of additional funding will depend in part upon the prevailing capital market conditions as well as the Company's performance. The Company is not subject to any externally imposed capital requirements at December 31, 2020.

22. Share-based compensation Share options

The Company offers a share option plan (the "Plan") to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX-V on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the issuer at the time of granting of the option. The number of common shares issued to insiders of within one year and issuable to the insiders at any time under the Plans or with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding common shares of the related issuer. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 10 years after the date of granting.

On December 23, 2020, the Company granted 1,199,100 stock options to its officers, employees and consultants. The stock options have a five-year term and are exercisable at a price of $7.62 per share. The stock options granted will vest over a three-year period starting 1 year after the date of grant and have a contractual life of 5 years.

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

2020

Dividend per share	-
Expected volatility	63%
Risk-free interest rate	0.4%
Expected life	48 months
Weighted average share price	$7.62
Weighted average fair value of options granted	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to the Company. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2020, the total share- based compensation related to share options granted under the Osisko Development's plan on the consolidated statements was insignificant (nil in 2019).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Share-based compensation (continued)

Deferred and restricted share units

The Company offers a Deferred Share Unit ("DSU") plan and a Restricted Share Unit ("RSU") plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. No RSU were granted in 2020 and 2019.

On December 23, 2020, the Company granted 170,620 DSU to its directors. The DSU granted will vest on the day prior to the Annual General Meeting ("AGM") to be held in 2022. Each DSU entitles the holder to receive one common share of the Company. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2020 have a weighted average value of $7.62 per DSU.

The share-based compensation costs related to the grant of DSU for the year ended December 31, 2020 was insignificant (nil in 2019).

Parent Company's share based compensation

Prior to the RTO transaction (Note 7), the Parent Company, which refers to Osisko Gold Royalties, offered a share option plan and a DSU plan for the benefit of the Company's senior management and directors. The fair value of the share options and DSU is recognized as compensation expense over the vesting period (carve-out basis). In 2020, the total share-based compensation related to share options and DSU granted under the Parent Company's plan on the consolidated statements of loss was $0.9 million ($0.6 million in 2019).

23. Income taxes

(a) Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2020 and 2019 is presented as follows:

	2020	2019
	$	$

Current income tax
Expense for the year	5,796	-
Current income tax expense	5,796	-

Deferred income tax
Origination and reversal of temporary differences	(6,651)	(20,641)
Change in unrecognized deductible temporary differences	7,094	1,985
Other	567	-

Deferred income tax expense (recovery)	1,010	(18,656)

Income tax expense (recovery)	6,806	(18,656)

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income taxes (continued)

(a) Income tax expense (continued)

The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:

	2020	2019
	$	$

Loss before income taxes	(1,266)	(94,358)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(335)	(25,099)
Increase in income taxes resulting from:
Non-deductible expenses, net	486	47
Non-deductible portion of capital losses, net	(1,258)	3,855

Share of equity loss of associates	263	566
Tax benefits not recognized	7,094	1,985
Differences in foreign statutory tax rates	(11)	(10)
Other	567	-

Total income tax expense (recovery)	6,806	(18,656)

The 2020 Canadian federal and provincial statutory income tax rate is 26.5% (26.6% in 2019).

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Deferred tax assets:
Non-capital losses	510	502
Share and debt issue expenses	1,505	-
Deferred tax assets	2,015	502

Deferred tax liabilities:
Exploration and evaluation assets	(8,187)	(8,428)
Investments	(8,127)	(1,785)
Deferred tax liability	(16,314)	(10,213)

Deferred tax liability, net	(14,299)	(9,711)

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income taxes (continued)

(b) Deferred income taxes (continued)

The 2020 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement		Other
	Dec. 31,	of income		comprehensive	Dec. 31,
	2019	(loss)	Equity	income	2020
	$	$	$	$	$

Deferred tax assets:
Non-capital losses	502	8	-	-	510
Share and debt issue expenses	-	(29)	1,534	-	1,505

Deferred tax liabilities:
Exploration and evaluation assets	(8,428)	240	-	-	(8,188)
Investments	(1,785)	(1,229)	-	(5,112)	(8,126)
	(9,711)	(1,010)	1,534	(5,112)	(14,299)

The 2019 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement		Other
	Dec. 31,	of income		comprehensive	Dec. 31,
	2018	(loss)	Equity	income	2019
	$	$	$	$	$

Deferred tax assets:
Non-capital losses	220	282	-	-	502

Deferred tax liabilities:
Exploration and evaluation assets	(21,489)	12,400	661	-	(8,428)
Investments	(6,043)	5,974	-	(1,716)	(1,785)
	(27,312)	18,656	661	(1,716)	(9,711)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2020, is $75.8 million ($38.4 million as at December 31, 2019). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income taxes (continued)

(d) Unrecognized deferred tax assets

As at December 31, 2020, the Company had temporary differences with a tax benefit of $9.7 million ($5.9 million as at December 31, 2019) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

	December 31,	December 31,
	2020	2019
	$	$

Non-capital losses carried forward	1,130	1,756
Unrealized losses on investments in associates	1,002	767
Unrealized losses on investments available for sale	79	3,333
Mineral stream interests - Mexico	5,796	-
Other	1,711	19

	9,718	5,875

24.  Additional information on the consolidated statements of loss

	2020	2019

Operating expenses by nature

Employee compensation expenses (see below)	2,820	3,374
Professional fees	1,722	394
Depreciation	229	-
Communications and promotions	525	-
Public company expenses	108	-
Travelling expenses	132	-
Access to office space and office expenses	156	-
Insurance	535	-
Impairment of assets	-	49,985
Deemed listing fees	1,751	-
Other expenses	323	76
	8,301	53,829

Employee benefit expenses

Salaries and wages	1,991	2,764
Share-based compensation	829	610
	2,820	3,374

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Additional information on the consolidated statements of loss (continued)

	2020	2019

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	601	(437)
Net gain on dilution of investments in associates	-	104
Net gain on acquisition of investments(i)	3,539	154
Net gain (loss) on disposal of investments(ii)	5,357	(23,654)
Impairment of an investment in an associate (Note 13)	-	(12,500)
Other	(331)	-
	9,166	(36,333)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

(ii) In 2019, the net loss on disposal of investments includes the net losses realized on the deemed disposal of associates (Note 13).

25. Loss per share

The calculation of basic and diluted loss per share for the period ended December 31, 2020 was based on the net loss attributable to the common shareholders of $8.1 million and the weighted average number of common shares outstanding of 113,732,580 (100,000,100 common shares in 2019).

Excluded from the calculation of the diluted loss per share for the year ended December 31, 2020 are 9,358,525 common share purchase warrants and 1,199,100 stock options, as their effect would be anti-dilutive.

26. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2020	2019
	$	$

Salaries and short-term employee benefits	3,332	1,793
Share-based compensation	2,044	1,404
Cost recoveries from associates	(300)	(600)
	5,076	2,597

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

Prior to the RTO transaction date (Note 7), the compensation amount represented the carve-out compensation of the mining activities of Osisko Gold Royalties.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Additional information on the consolidated statement of cash flows

	2020	2019
	$	$

Changes in non-cash working capital items
Increase in amounts receivable	(497)	(1)
Increase in other current assets	(1,284)	(226)
Increase (decrease) in accounts payable and accrued liabilities	6,206	(5,044)
	4,425	(5,271)

Tax credits receivable related to exploration and evaluation assets
Beginning of year	938	281
End of year (i)	5,546	938

(i) Balance as at December 31, 2019 from the acquisition of Barkerville (Note 9).

28. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Financial liabilities are not exposed to interest rate risk since they are non-interest bearing liabilities or bear interest at a fixed rate.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28. Financial risks (continued)

(a) Market risks (continued)

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2020 and 2019, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2020	2019
	$	$

Cash, and net exposure, in US dollars	47,167	-

Equivalent in Canadian dollars	60,053	-

Based on the balances as at December 31, 2020, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $2.2 million in 2020.

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by $0.3 million and the other comprehensive income (loss) by $9.8 million for the year ended December 31, 2020. Based on the Company's long-term investments held as at December 31, 2019, a 10% increase (decrease) in the equity prices of these investments would have decreased (increased) the net loss by $0.1 million and the other comprehensive loss by $3.8 million for the year ended December 31, 2019.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian regulated financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks.

The maximum credit exposure of the Company corresponds to the respective instrument's carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of Osisko Development reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2020, cash is invested in interest savings accounts held with Canadian recognized financial institutions.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28. Financial risks (continued)

(c) Liquidity risk (continued)

As at December 31, 2020, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the lease liabilities, which is described below:

						As at December 31, 2020
	Amount
	payable					Estimated annual payments
	at maturity	Maturity	2021	2022	2023	2024	2025-2029
	$		$	$	$	$

Lease liabilities	-	October 2023	659	879	659	-	-

29. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,162	1,162
Other minerals	-	-	730	730
Financial assets at fair value through other
comprehensive loss(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	82,423	-	-	82,423
Other minerals	16,193	-	-	16,193
	98,616	-	1,892	100,508

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Fair value of financial instruments (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	428	428
Other minerals	-	-	101	101
Financial assets at fair value through other
comprehensive loss(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	34,430	-	-	34,430
Other minerals	9,114	-	-	9,114
	43,544	-	529	44,073

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

During the years ended December 31, 2020 and 2019, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company' specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each balance sheet date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash-flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Fair value of financial instruments (continued) Financial instruments in Level 3 (continued)

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2020 and 2019:

	2020	2019
	$	$

Balance - January 1	529	1,449
Acquisitions	769	105
Warrants exercised	(7)	-
Deemed disposal (Note 9)	-	(588)
Change in fair value - warrants exercised (i)	17	-
Change in fair value - deemed disposed (i)	(48)	(342)
Change in fair value - held at the end of the period (i)	632	(95)
Balance - December 31	1,892	529

(i) Recognized in the consolidated statements of loss under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2020 and 2019.

Financial instruments not measured at fair value on the consolidated balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, amounts receivable and accounts payable and accrued liabilities. Their fair value approximates their carrying values due to their short-term nature.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Segmented information

The chief operating decision-maker organizes and manages the business under a single operating segment, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follow as at and for the years ended December 31, 2020:

		December 31, 2020
	Canada	Mexico	Total
	$	$	$

Other assets (non-current)	599	24,054	24,653
Mining interest and plant and equipment	344,903	62,097	407,000
Exploration and evaluation assets	40,680	1,189	41,869
Total assets	386,182	87,340	473,522

31. Related party transactions

During the year ended December 31, 2020, the Company paid or accrued an amount of $2.2 million (nil in 2019) to Osisko Gold Royalties for administrative, technical, information technology and legal services.

During the year ended December 31, 2020, the Company charged an amount of $1.0 million ($0.6 million in 2019) to Falco, an associate, for technical services.

During the year ended December 31, 2020, the Company incurred exploration costs in the amount of $0.1 million ($0.2 million in 2019) paid to Talisker Exploration services, a company whose president is the president of the Company.

Additional transactions with related parties are described under Notes 7, 8, 9, 15, 16 and 19.

32. Commitments

As of December 31, 2020, the Company had purchase commitments for mining equipment of $7.3M, all payable in 2021.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Subsequent events

Sale of marketable securities

Following the year ended December 31, 2020, the Company has disposed of some equity positions for aggregate proceeds of $13.2 million and has acquired equity positions for $0.7 million.

Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 10,862,195 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. The contribution received before December 31, 2020 has been classified as shares to be issued in the consolidated statements of changes in equity.

Flow-Through and Charity Flow-Through financing

On February 16th, 2021, the Company announced a bought deal private placement of: (i) 884,000 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares" and together with the FT Shares, the "Offered Shares") at a price of $11.24 per Charity FT Share (together, the "Offering"), for aggregate gross proceeds of $23 million. The Offering was further amended to increase the size of the Offering by 773,800 FT Shares, for additional aggregate gross proceeds of $7 million. The amended Offering total gross proceeds is $30 million. In addition, the Underwriters have been granted an option, exercisable in whole or in part up to 48 hours prior to the closing of the Offering, to purchase up to 15% of the number of Offered Shares at their respective issue price. The offering is expected to close on or about March 18, 2021 and is subject to certain conditions including, but not limited to, regulatory approvals, including conditional listing approval of the TSX Venture Exchange.